

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2011

Brian Goldner
President and Chief Executive Officer
Hasbro, Inc.
1027 Newport Avenue
Pawtucket, RI 02862

> **Re:** **Hasbro, Inc.**
> **Form 10-K**
> **Filed February 23, 2011**
> **File No. 001-06682**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 6, 2011**

Dear Mr. Goldner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Election of Directors, page 5

1. Please confirm that in future filings you will more specifically discuss each director's specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company on an individual basis. Refer to Item 401(e)(1) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 116.05.

Market Compensation Checks, page 25

2. We note that you benchmark compensation for your named executive officers using certain surveys, and that within these surveys you focus in part on "companies in the general industry category with total annual revenues ranging from $3 billion to $6 billion." Please confirm that in future filings you will name these companies or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director